U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

          MINNESOTA MINING AND MANUFACTURING COMPANY
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

          3M Center
--------------------------------------------------------------------------------
                                    (Street)

          St. Paul, Minnesota 55144
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

--------------------------------------------------------------------------------
2.   Date of Event Requiring Statement (Month/Day/Year)

          November 13, 2000
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol

          MicroTouch Systems, Inc. (MTSI)
--------------------------------------------------------------------------------
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ] Director                      [X]  10% Owner
     [ ] Officer (give title below)    [ ]  Other (specify below)

              ---------------------------------

--------------------------------------------------------------------------------
6.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person


-------------------------------------------------------------------------------------------------------------------------
                                  Table I -- Non-Derivative Securities Beneficially Owned
-------------------------------------------------------------------------------------------------------------------------
                                                      3. Ownership Form:
                           2. Amount of Securities       Direct (D) or
1. Title of Security          Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                 (Instr. 5)                 (Instr. 5)            (Instr. 5)
-------------------------------------------------------------------------------------------------------------------------
   COMMON STOCK(1)                 159,820                 I(1)(2)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

REMINDER: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
  5(b)(v).

                                                                          (Over)

        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

     OPTION-RIGHT TO BUY  (3)       (4)          Common Stock            1,291,873          $ 21.00        D
------------------------------------------------------------------------------------------------------------------------------------
     OPTION(2)(5)         (6)       (6)          Common Stock              760,000          (6)            I(2)(5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each clas of securities beneficially owned directly or indirectly.

EXPLANATION OF RESPONSES:
1. Shares subject to a Voting Agreement, dated November 13, 2000 (the "Voting Agreement"), entered into by Minnesota Mining and Manufacturing Company ("3M") and certain shareholders of MicroTouch Systems, Inc. ("MicroTouch"). Under the terms of the Voting Agreement, 3M has the right to vote these shares in certain circumstances.
2. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
3. The option may be exercised upon the occurrence of certain events specified in the Stock Option Agreement dated as of November 13, 2000 (the "Stock Option Agreement"), entered into by 3M and MicroTouch.
4. The option will terminate upon the occurrence of certain events specified in the Stock Option Agreement.
5. The options are held by certain persons that are each a party to the Voting Agreement. 3M does not have the right to exercise the options but if the options are exercised by the option holder, 3M has the right to vote the shares underlying the options in certain circumstances specified in the Voting Agreement.
6. The options are held by certain persons that are each a party to the Voting Agreement and are subject to the varying terms, including exercise date, expiration of option and exercise price, specified in the respective individuals' option agreements entered into between the individuals and MicroTouch. 3M does not have the right to exercise the options but has the right to vote the shares underlying the options if the options are exercised.

     /s/ Gregg M. Larson                                    November 27, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 2